

July 12, 2011

Via E-mail

Daniel P. Glennon
Executive Vice President, Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Road NE, Suite 1480
Atlanta, GA 30326

> **Re:**   **Teavana Holdings, Inc.**
> **Amendment No. 2 and 3 to Registration Statement on Form S-1**
> **Filed July 5 and 12, 2011**
> **File No. 333-173775**

Dear Mr. Glennon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Consolidated Financial Statements, page F-1

Long-term Debt, page F-15

1. We considered your response to comment eight in our letter dated June 28, 2011 and reviewed the revisions to your disclosure. As required by Rule 4-08(e)(3)(ii), please disclose the amount net restricted assets of consolidated subsidiaries. Also, please provide Schedule I as required by Item 16(b) of Form S-1 in accordance with Rule 12-04 of Regulation S-X, including disclosures regarding material contingencies, long-term obligations (including redeemable preferred stock) and guarantees and a five-year schedule of debt maturities if such data are not separately disclosed in the consolidated

financial statements, and cash dividends received from subsidiaries and equity investees
for each of the last three fiscal years.

Correspondence Dated July 12, 2011

2. Please note that references to page numbers below represent page numbers of the revised
    pages to the prospectus included in your correspondence dated July 12, 2011.

3. We note that you have provided the proposed disclosure you intend to make in your
    registration statement, revised from your last amendment to reflect the price range of and
    number of shares to be offered in this offering and the ramifications of the intended
    forward stock split. It appears that the availability of this information allows you to
    update the blanks that currently appear on pages 21 and 99 and that you should be in a
    position to complete the Principal and Selling Stockholder and Shares Eligible for Future
    Sale tables, however, your submission does not reflect changes to those pages. Please
    advise.

Prospectus Summary, page 1

The Offering, page 5

4. Please tell us how to reconcile the number of shares of common stock outstanding before
    the offering disclosed in the consolidated balance sheets on page F-23 to the number of
    shares of common stock outstanding immediately after the offering and the number of
    issued and outstanding shares, as adjusted, disclosed in the capitalization table on page 25
    and in the first paragraph under the Common Stock subheading on page 98, and used in
    computing dilution on page 27.

5. Please tell us how to reconcile outstanding stock options disclosed in the table on page F-
    33 to shares of common stock issuable upon the exercise of outstanding options disclosed
    in the first bullet points on pages 6 and 26 and in the first paragraph on page 28.

Capitalization, page 25

6. Please tell us each of the adjustments to actual cash and cash equivalents to derive as
    adjusted cash and cash equivalents.

7. Please revise actual total stockholders' (deficit) to agree with the consolidated balance
    sheets on page F-23.

Dilution, page 27

8. We note your disclosure that pro forma consolidated tangible book value disclosed in the
    first sentence gives effect to the issuance of shares of common stock upon consummation

of the offering. This disclosure appears to be inaccurate since pro forma consolidated tangible book value does not give effect to the issuance of shares of common stock upon consummation of the offering. Please revise or advise.

9. You disclose in the second paragraph that a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the dilution to new investors by $13.91. This disclosure appears to be inaccurate. Please revise or advise.

Unaudited Pro Forma Consolidated Financial Data, page 29

10. Please provide additional disclosure to make it transparent how you calculate pro forma weighted average common shares outstanding. In doing so, please consider providing a reconciliation of weighted average common shares used in the actual computation of weighted average shares to pro forma weighted average shares outstanding.

Compensation Discussion and Analysis, page 79

Outstanding Equity Awards at Fiscal Year End, page 88

11. Please tell us how you arrived at the amount of shares that underlie Mr. Glennon's equity award of 87,029 shares, when this amount was previously 10,000 shares.

Potential Payments upon Termination or Change in Control, page 88

12. It appears that the number of stock options disclosed in Footnote (2) at the bottom of page 88 should be updated to reflect the forward stock split. Please revise or advise

Description of Capital Stock, page 98
Reclassification and Redemption, page 98

13. The number of shares of Class A common stock issuable upon exercise of outstanding options disclosed in the last sentence of the first paragraph differs from outstanding options disclosed in the table on page F-34. Please revise or advise.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 5.1 – Legal Opinion

14. We refer you to the last paragraph in the opinion. Please have counsel revise it to limit the reference to Section 7 of the Act and to remove the reference to "the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K."

Daniel P. Glennon
Teavana Holdings, Inc.
July 12, 2011
Page 4

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant